PROPANC HEALTH GROUP CORPORATION
576 Swan Street
Richmond, VIC, 3121 Australia
Tel: 61 (0)3 9208 4182

December 13, 2011

VIA EDGAR

Mr. John Krug
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Propanc Health Group Corporation
Registration Statement on Form S-1, as amended, initially filed on June 23, 2011
(the “Registration Statement”)
File No: 333-175092

Dear Mr. Krug:

Propanc Health Group Corporation  (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:30 p.m., Thursday, December 15, 2011, or as soon thereafter as practicable.

In connection with our request, we acknowledge the following:

    • Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    • The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    • The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

    Thank you in advance for your attention to this matter.

Very truly yours,

Propanc Health Group Corporation

By:	/s/ James Nathanielsz
Name: James Nathanielsz
Title: Chief Executive Officer